

December 15, 2014

<u>Via E-mail</u>
Gary Friedman
Chairman and Chief Executive Officer
Restoration Hardware Holdings, Inc.
15 Koch Road, Suite J
Corte Madera, CA 94925

> **Re:** **Restoration Hardware Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended February 1, 2014**
> **Filed March 31, 2014**
> **Form 10-Q for the Quarterly Period Ended August 2, 2014**
> **Filed September 11, 2014**
> **Response dated December 1, 2014**
> **File No. 001-35720**

Dear Mr. Friedman:

We have reviewed your response dated December 1, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Fiscal 2013 Compared to Fiscal 2012, page 47

Net revenues, page 47

1. We note your response to comment 1 in our letter dated November 14, 2014. Please confirm that in future filings that you will balance your metrics disclosures with a narrative explanation of how each operating metric relates to your results of operations.

To the extent you are unable to identify a relationship between your operating metric and results of operations, please clearly disclose as such. For example, if you discuss in your upcoming Form 10-K the change in your catalogs that occurred during 2013, please clearly disclose that you cannot determine the extent to which changes in your catalogs impact your revenue.

Form 10-Q for the Quarterly Period Ended August 2, 2014

Notes to Condensed Consolidated Financial Statements, page 6

Note 13 – Commitments and Contingencies, page 12

Contingencies, page 13

2. We note your response to comment 3 in our letter dated November 14, 2014. Please tell us in more detail why you believe investors would use adjusted net income rather than GAAP net income to assess the materiality of an item to your profitability. If you continue to believe that adjusted net income is the most appropriate profitability measure for assessing materiality, please elaborate on how you determined this reserve was not material for disclosure purposes.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief